EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years ended March 31,
(Dollars in millions)	2014	2013	2012	2011	2010
Consolidated income before provision for income
taxes	$1,354	$2,155	$2,423	$3,003	$1,679

Fixed charges:
Interest1	$1,340	$940	$1,300	$1,614	$2,023
Portion of rent expense representative of the interest
factor (deemed to be one-third)	8	8	8	8	8
Total fixed charges	$1,348	$948	$1,308	$1,622	$2,031

Earnings available for fixed charges	$2,702	$3,103	$3,731	$4,625	$3,710
Ratio of earnings to fixed charges	2.00	3.27	2.85	2.85	1.83

1	Components of interest expense are discussed under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Interest Expense.”

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